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                             February 16, 2024

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 9 to
Draft Registration Statement on Form S-1
                                                            Submitted February
5, 2024
                                                            CIK No. 0001713445

       Dear Steven Huffman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 9 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial and Operating Metrics
       Trends in User Metrics, page 97

   1. We note on page 99 that you have used further advances in your process used to identify and address activity by
users and visitors, including web crawlers and scrapers in the fourth quarters of 2022
and 2023. We also note that as you identify automated agents, you remove them from DAUq
and WAUq counts prospectively and do not recalculate these
                                                        metrics for prior
periods. Please expand the discussion to include any material impact this methodology may have on
trends in these metrics from quarter to quarter and disclose the number of automated
agents discovered in the periods identified, if material.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany16,
February    NameReddit,
              2024      Inc.
February
Page 2 16, 2024 Page 2
FirstName LastName
Critical Accounting Policies and Estimates
Stock-Based Compensation
2023 CEO/COO Equity Awards, page 115

2. We note that you granted the 2023 CEO/COO equity awards in December 2023. Please expand the discussion in MD&A to include the unrecognized stock compensation expense associated with each type of these 2023 CEO/COO equity awards and how the unrecognized stock compensation expense in the aggregate for the 2023 CEO/COO equity awards compares to the unrecognized stock compensation expense for the awards that were cancelled concurrent with the grants. Please also expand the disclosure in Note 14 on page F-26 to include the unrecognized stock compensation expense related to the
         CEO/COO equity awards and the criteria met to permit accounting for the grants as modifications for each type of stock incentive.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Sarah Axtell, Esq.